FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	AFP PROVIDA S.A. reports its results for the year ended December 31, 2002

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date: April 2, 2003	By:	/s/ Salvador Milán Alcaraz
Name: Salvador Milán Alcaraz
Title: Chief Financial Officer

ITEM 1

For Immediate Release

Contacts:

María Paz Yañez
Planning & Control Manager
Phone: (56-2) 351-1483
Fax: (562) 351-1986
E-mail: myanezm@afpprovida.cl

Santiago, Chile – March 31, 2003 – AFP PROVIDA (NYSE: PVD) announces its consolidated financial results for the period ended December 31, 2002. All figures are in constant Chilean pesos and are prepared in accordance with Chilean Generally Accepted Accounting Principles (GAAP). Figures for December 31, 2001 are adjusted considering year on year inflation of 3.0%.

AFP PROVIDA S.A. reports its results for the year ended
December 31, 2002

GENERAL HIGHLIGHTS FOR THE YEAR 2002

>	Net income for the period amounted to Ch$34,007.0 million, a 2.0% real increase on the figure recorded the previous year. It equates to earnings per share of Ch$102.64 which compares favorably to the figure of Ch$100.60 returned last year. Once the tax effect from the sale of AFORE Profuturo carried out in March, 2001 is set aside, earnings before taxes rose 7.0%.

>	In the period, the evolution Provida’s operating income is highlighted, which increased by 10.3% or Ch$3,324.6 million compared to the figure registered last year. This evolution stems from the rise of 3.1% or Ch$3,158.5 million in Operating Revenues supported in fee income’s growing trend, associated to a higher contribution density and the incorporation of new affiliates, although weak results obtained in mandatory investment. Operating expenses were lower in Ch$166.1 million (0.2%) due to the reduction in the administrative staff and the rationalization of expenses, which more than offset the impact of casualty in client’s portfolio and expenses originated by AFP Genesis consolidation.

>	Even though the good financial performance of the Company, in terms of non-operating income adjusted by Profuturo effect in 2001, a lower result of Ch$864.0 million or 33.1% was recorded. The above, as a result of an extraordinary and positive effect in price level restatement due to Provida International dollarization during 2001 and lower earnings obtained in affiliated Companies, mainly caused by effect of exchange rates and losses for start up process of two local societies (AFC and PreviRed.com).

>	At December 31, 2002, Provida continued leading the Chilean pension fund industry, with total assets under management of US$11,169 million and a client portfolio of 2.70 million affiliates, equivalent to a market share of 31.45% and 40.26% respectively

>	Since Provida became the sole shareholder of AFP Genesis, from September 2001, Provida’s financial statements are consolidated with those of AFP Genesis, which implies acknowledging all components of its results, a net contribution of this subsidiary for Ch$322.9 million in 2002.

GENERAL HIGHLIGHTS FOR FOURTH QUARTER, 2002

>	Net Income amounted to Ch$6,841.2 million, Ch$1,301.5 million or 16.0% lower than the figure recorded in the same period of last year. This was basically due to lower gains on mandatory investment given markets volatility and the absence of the extraordinary and positive impact in price level restatement originated by Provida Internacional dollarization in 2001. Partially compensating the above, are lower administrative personnel remunerations, due to lower severance payments originated in 4T01 by the implementation of extraordinary retirement plans as well as capitalization of savings stemmed from the staff reduction.

>	In the quarter, the core business margin increased Ch$1,086.7 million or 22.4%, originated by lower administrative remunerations mentioned above.

PROVIDA, the largest Pension Fund Administrator (AFP) in Chile provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Colombia, Ecuador, Mexico and El Salvador. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the Latin American Pension Fund Industry, and one of the main financial groups in Latin America

Business Drivers	December 2002	Market Share
Number of Affiliates	2,700,558	40.26%
Number of Contributors	1,409,983	41.18%
Number of Pensioners	269,122	38.66%
Collection Base (US$ Million)	452	32.58%	(1)
AUM (US$ Million)	11,169	31.45%
Pension Fund Anual Real Return	3.00%

Other Variables	December 2002	Market Share
Number of Branches	77	29.84%
Number of Administrative Employees	1,119	34.45%	(1)
Number of Sales Agents	652	24.67%	(1)
(1) Market Share in September, 2002.

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE FIRST NINE MONTHS TO SEPTEMBER 2002

•	Economic activity showed a slow growth and according to estimations made by the Central Bank of Chile, GDP would show a moderate growth of the order of 2%. Supporting this is the slow pace in the growth of exports, as they increased by only 2.7% during the year, showing depressed prices and quantities due to the depressed activity at world level, that was additionally affected by a likely war in the Middle East.

Despite the above, the Monthly Economic Activity Index for December (IMACEC main economic indicator) grew by 4.6% as compared to the same month a year earlier, being the highest growth in the last 18 months with key elements such as a growth rate of 7.2% in industrial production and a growth rate of 9.5% in mining production (after a year of inter-annual falls); it adds up to it the expansion of imports by 22%. Even though the comparison period in the case of the monthly indicator is low due to the economy being at a standstill, it is a sign of moderate optimism as there was a recovery in the rates of consumption and unemployment at the end of the year.

While the rate of unemployment continues to be high, its volatility has been reduced and the peak rate of 9.7% was reached in September, a figure which is 0.4 points lower as compared to the previous year. By the end of 2002, the rate of unemployment for the October-December quarter reached 7.8%, being lower than the rate of unemployment of the same quarter a year earlier (7.9%). Considering that the rate of unemployment as well as its volatility are lower, the perception by workers that they might loose their jobs has decreased, and so has the rate of precaution savings and by this way increasing the consumption levels. After falling for five consecutive quarters, the domestic expenditure showed rates of growth of 2.6% and 5.8% during the 3T02 and 4T02 respectively.

In this context, the Central Bank maintained during year 2002 an expansive monetary policy in order to encourage private comsuption and in this way, re-activate the economic activity. This has been reflected by successive reductions in the interest rate of the monetary policy that reached a nominal level of 3% to December 2002, representing a significant cut regarding 6.5% registered at the beginning of the year and it is sustained in the control of medium term inflation. In fact, to December 2002, accumulated inflation reached 2.8%, figure in the inflation target range established by the Central Bank monetary policy (2% and 4%) while the underlying inflation (inflation minus items such as fruits, fresh vegetables and fuels), showed a variation of only 1.8%, evidencing low inflationary pressures during the exercise.

•	Provida’s Net Income as of December 2002 reached Ch$34,007.0 million representing an average return on equity of 21.8% and a real growth of 2.0% or Ch$677.0 million compared to December 2001, mainly backed up in good results obtained in fee income as well as the adequate control of operating expenses. Partially offsetting the above, is the higher casualty rate in client’s portfolio throughout the Industry which has affected the insurance cost hired by AFPs in benefit of their affiliates, caused by several factors such as unemployment levels, lower interest rates, and the lower pension funds return. The latter is also reflected in lower gains obtained on mandatory investment, implying a negative variation of Ch$1,521.9 million compared to the figure recorded last year. Despite these adverse effects, operating income increased Ch$3,324.6 million or 10.3% in this period.

Refereed to Non-Operating Results and in spite of the good financial performance of the Company, the result adjusted by the effect of Profuturo sale in 2001 recorded a negative variation of Ch$864.0 million or 33.1% compared to 2001. The above was due to an extraordinary and positive effect in price level restatement in 2001, caused by Provida Internacional dollarization effect. Additionally, minor returns in related companies were recorded in this period, principally originated by the exchange rates effect and start up losses of local societies (AFC and PreviRed.com).

Likewise, Income tax increased Ch$1,783.6 million doubling the figure recorded last year, mainly linked to a modification implemented in deferred taxes process. The above is referred that in 2001 AFPs requested the Superintendency of AFP to modify the regulation related to tax deferred accounting in connection to gains on mandatory investments which have not been redeemed, approving to record the present value of this tax obligation that generated an extraordinary profit for Provida for Ch$2,272 million in 2001. Adjusting this specific effect, Income tax positively evolved registering lower expenses for Ch$488 million compared to the figure recorded in 2001, which is backed up in tax credits stemming from dividends in affiliated companies abroad and the favorable effect of the tax base review made in the period.

	2002	2001	Change	% Change

	(Million of constant Chilean pesos at December 31, 2002, except percentages)
Operating Income	35,730.2	32,405.5	3,324.6	10.3%
Total Operating Revenues	105,321.0	102,162.5	3,158.5	3.1%
Total Operating Expenses	(69,590.8)	(69,756.9)	166.1	-0.2%

Other Income (Expenses)	1,742.6	10,928.8	(9,186.2)	-84.1%

Income Taxes	(3,465.8)	(10,004.3)	6,538.6	-65.4%
AFORE Profuturo Effect	-	(8,322.2)	8,322.2	-100.0%
Normal Operation	(3,465.8)	(1,682.1)	(1,783.6)	106.0%

Net Income	34,007.0	33,330.0	677.0	2.0%

•	Earnings per share (each ADR represents fifteen shares) reached Ch$102.64 comparing favorably to the Ch$100.60 earned last year. At December 31, 2002, total outstanding shares stood at 331,316,623, the same as the previous year.

Recent Developments and Projects

•	In the year 2002 and despite the moderate economic growth, Provida maintained the increasing trend in its results, which is reflected in the evolution of fee income along with an adequate control of administrative expenses, both allowing to overcome the non controlled factors. These factors are referred to the increase in the casualty rate on client’s portfolio at the industry level and its negative effects in the cost of L&D Insurance, as well as markets volatility and its impact on mandatory investments results.

•	In terms of Human Resources, it highlights the implementation of extraordinary retirement and pre-retirement plans in 2001. All the administrative men over 65 years old and women over 60 years old were included in the retirement plan, while the pre-retirement plan comprised all male administrative employees between 60 and 65 years old and women between 55 and 60 years old. A total of 65 employees, with an aggregate cost of Ch$1,804.6 million was accounted for the 2001 exercise.

•	With respect to Foreign Affiliated Companies investments and as it was mentioned in previous reports, during September, 2001 Provida became the sole shareholder of AFP Genesis Administradora de Fondos S.A., leader in the Ecuadorian fund management industry. Therefore, from that date on, Provida’s financial statements consolidated with those of AFP Genesis, which implied acknowledging a net contribution of Ch$322.9 million in 2002, compared to Ch$33.0 million obtained in 2001. It is important to stress that the figure for 2001 considers 25% stake until August 2001 and 100% stake since September 2001.

•	As far as accounting criteria is concerned, in December 2001 with the authorization of the Internal Revenue Service, Provida Internacional changed its functional currency from Chilean peso to US dollar with retrospective effect since January 1, 2001, considering that the majority of the operations are controlled in this currency.

•	Regarding regulation issues, measures approved in 2001 significantly affecting the pension funds industry during 2002 are in full force. These measures are as follows: 1) Flexibilization of mechanisms for voluntary pension savings, and 2) Multiple Pension Funds, increasing from 2 to 5 the number of investment portfolios offered to affiliates.

•	Flexibilization of the mechanisms for voluntary pension savings is providing new incentives and permitting other financial institutions different from AFPs to administrate voluntary pension savings. Since it started up in March 2002, strong competition has been experimented due to the wide range of pension savings plans offered by different institutions. The management fees for this service have significant differences among the participating companies. In the specific case of Provida, it highlights for its low administration cost among AFPs, with an annual fee of 0.49% over assets under management.

•	The Multiple Funds Law, partially in force since March 2002 and from August 1 in full force, offers affiliates to choose among five investment alternatives to manage their pension savings, according to their risk preferences and age. Additionally, it has allowed the increase in the number of funds offered by AFPs regarding voluntary pension fund savings, giving affiliates higher diversification and therefore, higher competitiveness among participants in this new business.

•	Finally and concerning developing of new business and since the Unemployment Insurance Administration Law was passed in year 2001, all AFPs participated jointly by establishing a consortium in January 2002 that awarded the administration of this insurance for the next 10 years after presenting the best bid, both technically and economically. AFP Provida participates in the newly created company “Administradora de Fondos de Cesantía de Chile S.A.” (AFC) with 37.8% of the shares and was awarded the operational and technical support of said company. The AFC started up on October 1, 2002 and it has implicated acknowledging losses for Provida for Ch$252.7 million for its start up process as well as gains for Ch$216.3 million by rendering services of technical support.

Business Development

•	Operating Revenues reached Ch$105,321.0 million for year 2002, implying a growth of 3.1% or Ch$3,158.5 million compared to 2001. Sustaining the above are the favorable evolution of fee income with a positive variation of Ch$2,744.4 million or 3.0%, as well as higher rebates and financial revenues stemming from previous L&D insurance contracts for Ch$444.2 million. Additionally, other operating revenues increased by Ch$1,491.9 million due to higher revenues generated by AFP Genesis consolidation in 100% bases (Ch$1,358.4 million) and by the rendering of technological support to AFC (Ch$216.3 million). Partially compensating the favorable performance are lower gains on mandatory investment for Ch$1,521.9 million (23.9%).

•	Fee Income in 2002, reached Ch$94,903.1 million, representing an increase of 3.0% or Ch$2,744.4 million over the amount obtained in 2001, though relevant economic variables of the country registered weak performance. This favorable evolution is backed up by a larger average number of contributors that reached a total of 1,441,684 in 2002. The above is the result of the incorporation of new affiliations, and as it has been occurring throughout the industry during the year, an improvement in contribution density. In figures the ratio contributors to affiliates for Provida increased from 52.3% in 2001 to 54.1% in 2002. Additionally, regarding to unemployment level, the average rate in 2002 was 9.0%, compared favorably to the figure registered last year that reached 9.2%.

•	Gains on Mandatory Investments reached Ch$4,857.7 million in 2002, implying a decrease of Ch$1,521.9 million or 23.9% regarding 2001. This result was a consequence of a drop in domestic equities (IPSA –15.5%, IGPA –7.0%), as well international markets (Dow Jones –16.8%, Nasdaq –31.5%, MSCI US Value –23.8%, MSCI Europe ex UK –21.6%, MSCI LA –24.8%), which partially overshadowed the positive contribution of the local fixed income stemming from Central Bank’s easing up on monetary policy reflected in successive interest rate reductions during the period. As a result, the pension funds return amounted to 6.51% in nominal terms in 2002 which compares negatively respect to the 9.46% obtained in 2001.

•	Operating Expenses decreased Ch$166.1 million (0.2%) despite higher expenses caused by AFP Genesis consolidation (Ch$ 1,087.0 million). Additionally, it should be considered the effect some macroeconomic variables registered in the country (basically the high unemployment level and low interest rates) and its impact on the casualty rate of the client’s portfolio throughout the industry, both in the costs of L&D insurance and disability qualification is referred. Therefore, excluding the consolidation effect of AFP Genesis and the increasing in costs of L&D insurance, Provida records lower expenses by Ch$3,988.4 million or 10.2%, sustained by no recurrence of the extraordinary effects during 2001 (change of image and implementation of extraordinary retirement scheme), the capitalization of savings from employees reduction and the rationalization of commercial expenses.

•	The Administrative Personnel Remuneration in 2002 reached Ch$16,272.2 million, 12.0% or Ch$2.216.2 million lower than the figure registered last year. Therefore, if previous figures are adjusted by AFP Genesis consolidation effect that implied higher expenses for Ch$522.7 million, the variation given to Provida is a lower expense of Ch$2,738.9 million or 14.9%. This favorable result was originated by the implementation of extraordinary retirement and pre-retirements plans at the end of 2001, resulting in a lower average staff number compared 2001 and implying lower expenses related to wages and other benefits for administrative personnel as well as minor severance payments caused by structural staff adjustments. In figures, the average number of administrative staff dropped from 1,219 employees in 2001 to 1,130 in 2002, representing a drop of 7.3%. Comparing the evolution at the end of each period, the administrative staff fell from 1,201 to 1,119 employees, recording a decrease of 6.8%

•	Sales Personnel Remuneration decreased from Ch$8,978.5 million in 2001 to Ch$7,715.2 million in 2002, representing a favorable variation of Ch$1,263.3 million (14.1%). This result was mainly originated by adjustments in the sales force during 2001, based on less commercial activity expectations. Therefore, and considering that during the year there was not significant adjustments in sales staff, savings in severance payments of Ch$608.9 million were recorded and the capitalization of savings stemmed from lower sales personnel implied a reduction in wages and other benefits of Ch$626.6 million. Additionally, minor commercial incentives of Ch$101.8 million were recorded in the period, without affecting the growing trend of fee income.

In figures, the average number of sales agents diminished 8.9% from 739 in 2001 to 673 in 2002. If the evolution at the end of each period is compared, the sales force falls from 655 to 652 sales agents, a decrease of 2.0%.

•	Regarding the Life and Disability Insurance contract, accumulated expenses totaled Ch$33,089.7 million in 2002, that is Ch$2,753.3 million or 9.0% higher than the one registered in 2001. This result stemmed from the growth registered in the client salary base and its subsequent higher provisional premium payments of Ch$786.3 million, as well as, from higher provisions for Ch$1,379.7 million originated by the increment in casualty rate in client’s portfolio throughout the industry. The latter has been affected by the local unemployment rate and awareness by affiliates about benefits that affects the number of benefit appliances as well as the lower trend evidenced by interest rates and the return of pension funds that increased the economic value of casualties. Considering the above, Provida continues its strategy intended to control the effects of a higher casualty rate; which involves measures within the Company and with third parties (Insurance Company and Medical Commission).

•	Other Operating Expenses reached Ch$12,513.7 million in 2002, representing an increment of 4.8% or Ch$578.1 million with respect to 2001. This variation includes Ch$490.2 million of higher expenses stemming from the consolidation of AFP Genesis (related to administrative, computing, commercialization and depreciation costs), implying that in local terms Provida presents higher expenses only for Ch$87.9 million (0.7%). The latter is basically related to disability qualification expenses aimed to control the impact of casualties in the insurance cost and administrative expenses partially offset by lower commercialization expenses of Ch$425.7 million during this period, due to the corporate change image that took place in 2001.

As regards administration expenses, though the Company has continued its strategy to maximize its efficiency in costs, these were negatively affected by new business start up and the regulatory changes implemented during 2002. The latter is basically related to the campaign made through Association of AFP in order to promote voluntary pension savings star up, outsourcing for the rendering of technical and operational support to AFC as well as the multiple funds implementation. Adding the above, are higher payments on account of a license referred to Provida International due to the increase in its taxable capital.

•	As a consequence, due to the favorable evolution of both operating revenues and expenses, Operating Income rose by Ch$3,324.6 million or 10.3%, reaching Ch$35,730.2 million for 2002. In relation to the Core Business result, based on the difference between Fee Income and Operating Expenses, achieved Ch$25,312.3 million, implying a positive variation of 13.0% or Ch$2,910.5 million in absolute terms compared to 2001.

•	Other Income (Expenses) registered a negative variation of Ch$9,186.2 million from a gain of Ch$10,928.8 million in 2001 to a gain of Ch$1,742.6 million in 2002. However, the non-operating income for 2001 includes the sale of AFORE Profuturo, which had zero effect on the results including the income tax due to its net effect was assigned to accelerate an important portion of the goodwill amortization related to AFORE Bancomer’s acquisition (November 2000), since both transactions are considered as one in essence.

Therefore, once the financial impacts of the transaction are isolated, the adjusted deviation in non-operating income is reduced to Ch$864.0 million (33.1%), which is explained despite the good performance of the Company, by the positive and extraordinary effect in price level restatement due to Provida Internacional dollarization in 2001, as well as lower earnings obtained in affiliated companies basically originated by exchange effects and losses for start up process of local companies during the period.

•	The Results in Affiliated Companies decreased Ch$790.5 million (7.5%) from Ch$10,502.6 million in 2001 to Ch$9,712.0 million in 2002. This result is mainly explained by two local affiliated companies (AFC and PreviRed.com) that registered losses for start up losses, contributing with a negative variation of $432.7 million.

Regarding affiliated Companies abroad, they recorded lower results for Ch$357.8 million mainly originated by lower earnings recorded by AFPC Porvenir, Colombia of Ch$1,014.5 million stemming from depreciation of the local currency respect to US dollar in the year. On the other hand, the sale of the stake in AFORE Profuturo, Mexico in March 2001 since its benefits are not being accounted for from that date on, implied lower income for Provida of Ch$544.5 million. Although, it has to be stressed that the higher benefits stemmed from AFORE Bancomer, Mexico of Ch$1,136.7 million, more than compensate that lower income, generating a net earning of Ch$592.2 million from the investment in this country.

Finally, if AFORE Profuturo and local affiliated companies results are isolated, the higher contribution from foreign investments reached Ch$186.7 million or 1.8%.

			2002	2001	Change	% Change

Company		Country	(Million of constant Chilean pesos at December 31, 2002 ,except percentages)
Horizonte		Peru	2,035.1	1,687.5	347.6	20.6%
Porvenir		Colombia	1,533.4	2,547.9	(1,014.5)	-39.8%
Bancomer		Mexico	5,946.8	4,810.1	1,136.7	23.6%
Profuturo		Mexico	-	544.5	(544.5)	-100.0%
Crecer		El Salvador	791.6	1,074.8	(283.2)	-26.3%
DCV		Chile	57.7	73.9	(16.2)	-21.9%
PreviRed.com		Chile	(400.0)	(236.1)	(163.9)	69.4%
AFC		Chile	(252.7)	-	(252.7)	n.a.

	TOTAL		9,711.9	10,502.6	(790.6)	-7.5%
n.a.: Not Applicable

Additionally, in September 2001, Provida Internacional completed its 100% stake of AFP Genesis consolidating its results, and its net income is not considered in this item.

In Peru, Provida Internacional participates in AFP Horizonte since 1993 and currently has a stake of 15.87%. In 2002, this subsidiary has generated earnings of Ch$2,035.1 million for Provida, representing a real growth of 20.6% over 2001, equivalent to a positive variation of Ch$347.6 million basically stemming from higher fee income given the increase in the average number of contributors (10.5%). According to the available information as of December 2002, this subsidiary manages a total of affiliates of 787.248 and funds for US$1,142.3 million, equivalent to 26% and 25% of market share, respectively, which positions the company in first place regarding number of affiliates and in third place regarding assets under management.

In the case of Colombia, Provida Internacional has been present since 1994 as a 20.00% shareholder of AFPC Porvenir. In 2002, this company has generated earnings of Ch$1,533.4 million for Provida, which represents a decrease of Ch$1,014.5 million or 39.8% regarding the results obtained in 2001. This is mainly explained by a significant depreciation of the local currency in respect to US dollar (25.5%), which negatively affected the value of the active position maintained by this subsidiary. AFPC Porvenir occupies the first place in terms of market share in all relevant variables reaching in December 2002, a total of 1,205,442 affiliates and funds for US$1,485.2 million with market shares of 26% and 27%, respectively.

In El Salvador, AFP Crecer was created in September 2000 after the merger of AFP Porvenir, Prevision and Maxima, becoming the largest pension fund administrator in the country in terms of clients. As of December 2002, this company managed a portfolio of 546,197 affiliates and funds for US$515.6 million, with 55% and 48% of market share, respectively. Provida Internacional is shareholder of 19.00% of AFP Crecer which contributed to Provida earnings of Ch$791.6 million in 2002, representing a decrease of Ch$283.2 million regarding results obtained a year before caused by increase in tax expense stemming from depletion of tax losses.

Regarding Mexico, in November 2000, Provida Internacional purchased 7.5% of stake in AFORE Bancomer. This company is the main investment and generates the highest earnings for Provida. In figures, earnings reached Ch$5.946.8 million in 2002, equivalent to an increase of 23.6% regarding 2001 and representing 57.7% of the total earnings of foreign affiliates during this period. The favorable performance of the company stems from the results obtained by the recurrent business, refereed to both the increase in fee income (a higher average number of contributors of 5.7%) and the diminished in operating expenses. As of December 2002, AFORE
Bancomer maintains a client portfolio of 4,353,848 affiliates and funds of US$6,576.6 million, with market shares of 15% and 22%, respectively, occupying the second place in the industry.

Finally, regarding local related companies, they represented lower profits for Provida of Ch$432.7 million, basically due to the start-up losses stemmed from two of the three companies. On one hand, is the loss of Ch$252.7 million from the investment in “Administradora de Fondos de Cesantía de Chile S.A.” (AFC), a company that started operations in 2002 and where Provida has a stake of 37.8%. Additionally, PreviRed.com, an electronic collection company, in which Provida is also present with a stake of 37.8%, implied a loss of Ch$400.0 million for Provida in 2002, representing a negative variation of Ch$163.9 million or 69.4% compared to 2001, for not having reached the break-even point. Finally, “Inversiones DCV” (DCV) recorded earnings for Provida for Ch$57.8 million in 2002. This entity is intended to invest in companies aimed to deposits and safe keeping of public bid securities, where Provida has a share of 23.14%, being the rest of AFP the main shareholders of this entity, like the other two local investments (AFC and PreviRed.com).

•	The reduction in Interest Expenses of Ch$1,480.9 million (49.7%) reflects the better financial performance of the Company. This is the result of a decrease in the long-term debt due to amortizations carried out according to the established payment schedule as well as drops in TAB rates applied to such debt y the decrease in the spread from 1.00% (as of June 12, 2001) to 0.75%. Additionally, and contributing to the above, short-term loans taken on temporarily in 2001 to purchase AFORE Bancomer were paid off, once the resources originated from the sale of AFORE Profuturo in March 2001 were available.

•	Price Level Restatement registered a negative result of Ch$1,654.2 million (once effects of sale of stake in Profuturo are isolated) stemming from the extraordinary and positive effect in December 2001 over the current account between Provida and Provida Internacional by changing the functional currency of peso to dollar of this last company.

•	Income Taxes in 2002, once the effect of the 20% tax retention in March 2001 associated with the sale of the stake in AFORE Profuturo (Ch$8,322.2 million) is isolated, registered a higher expense of Ch$1,783.6 million (106.0%) regarding to the previous year, due to the modification of deferred taxes related to gains on mandatory investments that generated an extraordinary profit of Ch$2,272 million in 2001. The latter is related to a request made by the AFPs to the Superintendency of AFP in order to modify the regulation related to tax deferred accounting in connection to gains on mandatory investments that have not been redeemed, approving to record the present value of this tax obligation with the subsequent positive impact in results. Adjusting this specific effect, Income tax positively evolved registering lower expenses for Ch$488 million compared to the figure recorded in 2001, which is backed up in tax credits stemming from dividends in affiliated companies abroad and the favorable effect of the tax base review made in the period.

•	Total Assets to December 2002 reached Ch$216,168.1 million, Ch$3,960.1 million higher than the level recorded at the end of December 2001. This variation basically stems from the increase of Ch$4,441.2 million on mandatory investments due to the normal contributions recorded on a growing contributor salary base and on a positive annual pension funds return. This effect was partially offset by a lower level of other assets of Ch$1,012.9 million given the periodical amortization of the goodwill of investments.

•	Total Liabilities decreased Ch$7,198.9 million from Ch$46,414.2 million at the end of December 2001, to Ch$39,215.3 million in December 2002, basically as a result of lower long-term debt for Ch$9,268.3 million originated by debt amortization carried out in 2002, according to the established payment schedule. Partially offsetting the above, is the higher level of current liabilities (Ch$2,069.4 million) due to the higher utilization of bank credit lines of short term to temporarily fund the payment of higher dividends.

•	Shareholders’ Equity expanded 6.7% in real terms from Ch$165,793.8 million at the end of December 2001 to Ch$176,952.8 million in December 2002. The Ch$11,159.0 million growth largely arises from the generation and retention of earnings.

•	The Chilean peso-dollar Exchange Rate was Ch$718.61 per dollar in December 2002, compared to Ch$654.79 per dollar in December of the previous year. For the year, a depreciation of 9.7% of the Chilean peso was recorded, lower than the 14.1% recorded in 2001.

CONSOLIDATED INCOME STATEMENT

	2002	2001	Change	% Change
	(Million of constant Chilean pesos a tDecember 31, 2002, except percentages)
OPERATING REVENUES
Fee income	94,903.1	92,158.7	2,744.4	3.0%
Gains on mandatory investments	4,857.7	6,379.6	(1,521.9)	-23.9%
Rebates on L&D insurance	2,950.0	2,505.9	444.2	17.7%
Other operating revenues	2,610.2	1,118.3	1,491.9	133.4%

Total Operating Revenues	105,321.0	102,162.5	3,158.5	3.1%

OPERATING EXPENSES
Administr. personnel remunerations	(16,272.2)	(18,488.4)	2,216.2	-12.0%
Sales personnel remunerations	(7,715.2)	(8,978.5)	1,263.3	-14.1%
L&D insurance	(33,089.7)	(30,354.4)	(2,735.3)	9.0%
Other operating expenses	(12,513.7)	(11,935.6)	(578.1)	4.8%

Total Operating Expenses	(69,590.8)	(69,756.9)	166.1	-0.2%

OPERATING INCOME	35,730.2	32,405.5	3,324.6	10.3%

OTHER INCOME (EXPENSES)
Gains on investments	174.2	104.5	69.7	66.6%
Profit (loss) in affil. companies	9,712.0	10,502.6	(790.5)	-7.5%
Amortization of goodwill	(4,929.6)	(24,697.5)	19,767.9	-80.0%
Interest expense	(1,496.7)	(2,977.7)	1,480.9	-49.7%
Other income net	347.4	26,603.7	(26,256.3)	-98.7%
Price level restatement	(2,064.7)	1,393.2	(3,457.9)	-248.2%

Total Other Income (Expenses)	1,742.6	10,928.8	(9,186.2)	-84.1%

INCOME BEFORE TAXES
(effect of AFORE Profuturo sale included)	37,472.8	43,334.4	(5,861.6)	-13.5%

INCOME TAXES related to AFORE Profuturo sale	-	(8,322.2)	8,322.2	-100.0%

INCOME BEFORE TAXES
(effect of AFORE Profuturo sale excluded)	37,472.8	35,012.1	2,460.6	7.0%

INCOME TAXES (*)	(3,465.8)	(1,682.1)	(1,783.6)	106.0%

NET INCOME	34,007.0	33,330.0	677.0	2.0%

(*) Extraordinary Items in 2001 were included in Income Taxes considering that they corresponded to a reverse of deferred taxes. In 2001 they were registered as Extraordinary Items according to instructions stemmed by the Superintendence of AFPs.

CONSOLIDATED BALANCE SHEET

	2002	2001	Change	% Change
	(Million of constant Chilean pesos at December31, 2002, except percentages)
ASSETS
Current Assets	8,593.2	7,099.1	1,494.1	21.0%
Marketable Securities - Reserve	79,394.6	74,953.4	4,441.2	5.9%
Premises and Equipment	23,644.5	24,606.8	(962.3)	-3.9%
Other Assets	104,535.8	105,548.8	(1,012.9)	-1.0%

TOTAL ASSETS	216,168.1	212,208.1	3,960.1	1.9%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	27,812.8	25,743.4	2,069.4	8.0%
Long-Term Liabilities	11,402.5	20,670.9	(9,268.3)	-44.8%
Minority Interest	0.1	0.0	0.0	34.1%
Shareholders’ Equity	176,952.8	165,793.8	11,159.0	6.7%

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	216,168.1	212,208.1	3,960.1	1.9%

CONSOLIDATED CASH FLOW STATEMENT

	2002	2001	Change	% Change
	(Million of constant Chilean pesos at December31, 2002, except percentages)

CASH FLOW FROM OPERATING ACTIVITIES	27,884.6	36,101.8	(8,217.2)	-22.8%
Total Operational Income	99,433.7	97,339.0	2,094.7	2.2%
Total Operational Expenses	(71,549.1)	(61,237.2)	(10,311.9)	16.8%

CASH FLOW FROM FINANCING ACTIVITIES	(24,221.8)	(60,094.2)	35,872.4	-59.7%

CASH FLOW FROM INVESTING ACTIVITIES	(3,246.0)	23,579.3	(26,825.3)	-113.8%

TOTAL NET CASH FLOW	416.8	(413.1)	829.9	-200.9%

AFP PROVIDA S.A. COMPARATIVE ANALYSIS OF THE FOURTH QUARTER 2002 (4Q02)

•	Net Income of Provida for 4Q02 amounted to Ch$6,841.2 million representing a decrease of 16.0% or Ch$1,301.5 million compared to 4Q01. This result is explained, in part, by the positive and extraordinary effect originated by Provida Internacional dollarization in 2001 that reached Ch$405.8 million, as far as isolating this impact, the negative variation for 4Q02 is reduced to Ch$895.7 million or 11.6% respect to the result obtained in 4Q01. The latter is sustained mainly by the significant decrease in gains on mandatory investments for Ch$1,051.5 million or 59.9% accordingly to the volatility of the markets.

By this way, positive factors as lower operating expenses and minor income taxes were overshadowed. While the first one of them, was originated by lower administrative remunerations given the severance payments stemming from the implementation of extraordinary retirement and pre-retirement plans at the end of 2001, which in this period generated savings due to staff reduction, all of them capitalized; the recognition of credit taxes from dividends paid by foreign affiliates companies and the reviewing measures over the taxable base made during the period explain lower taxes expenses.

	4Q 2002	4Q 2001	Change	% Change

	(Million of constant Chilean pesos at December 31, 2002, except percentages)

Operating Income	7,392.1	7,200.6	191.5	2.7%
Total Operating Revenues	24,927.1	25,890.0	(963.0)	-3.7%
Total Operating Expenses	(17,535.0)	(18,689.5)	1,154.5	-6.2%

Other Income (Expenses)	(648.3)	1,589.5	(2,237.8)	-140.8%

Income Taxes	97.4	(647.3)	744.7	-115.0%

Net Income	6,841.2	8,142.7	(1,301.5)	-16.0%

The operating income shows a favorable behavior, surpassing in Ch$191.5 million or 2.7% the result of 4Q01, backed up in savings from expenses related to personnel remuneration explained above. However, such contribution was partially offset by those expenses related to Life and Disability Insurance and the externalization of processes associated to rendering services to AFC, having the latter a compensation from revenues for these services during 2002.

In non-operating terms, once the positive effect of Ch$1,200.0 million originated by the dollarization of Provida Internacional in December 2001 is isolated, the negative variation is reduced to Ch$1,037.8 million. The latter is explained by an increase in the loss for price level restatement (due to the effect of a higher relative inflation: 1.63% for 4Q02 versus 0.86% in 4Q01) and lower income stemmed from affiliated companies due to the negative effect caused by the depreciation of local currencies abroad and the start up losses of Chilean subsidiaries (AFC and PreviRed.com).

•	Earnings per share (each ADR represents fifteen shares) during the period reached Ch$20.65, lower in 16.0% compared to Ch$24.58 in 4Q01, due to the reasons explained previously, while the total number of shares has maintained the level in 331,316,623 between the two periods of comparison.

Business Development

•	Operating Revenues reached Ch$24,927.1 million during 4Q02, implying a decrease of Ch$963.0 million or 3.7% compared to 4Q01, originated by lower gains obtained on mandatory investment (Ch$ 1,051.5 million).

•	Fee Income amounted Ch$23,469.3 million implying an slight decrease of Ch$67.8 million (0.3%) compared to 4Q01. The above basically due to the changes experienced at the industry level that implies extraordinary operating delays in processing of collection, which are referred to the AFC and Multiple funds star ups. In fact, the average collection of the period increased 1.6% to the average of 4Q01 and the average number of contributors was in line with the level of 4Q01, reaching 1,420,908 in 4Q02. It should be mentioned that during next months such commissions will be recovered, because they are related to a punctual delay and not to a market position.

•	Gains on Mandatory Investments reached Ch$705.0 million, representing a significant negative variation of Ch$1,051.5 million or 59.9% regarding 4Q01. The latter, basically as a result of a lower contribution of the local fixed income portfolio compared to 4Q01, due to the upward trend of long term interest rates observed in 4Q02. As a result nominal return of pension funds stood at 0.83% in 4Q02, whereas in 4Q02 it reached 2.46%.

•	Operating Expenses amounted to a total of Ch$17,535.0 million during 4Q02, resulting in a decrease of 6.2% or Ch$1,154.5 million regarding 4Q01. Contributing to this variation is Ch$317.7 million stemmed from AFP Genesis consolidation, while, if this figure is isolated, lower expenses related to Provida’s local operation are even more significant, reaching Ch$1,472.4 million (7.9%). The latter, as was explained previously, was originated by the implementation of extraordinary pre-retirement and retirement plans in December 2001, therefore in 4Q02 such level of severance payments is not present and the capitalization of savings obtained through the staff reduction originated by these plans were recorded. Partially offsetting the above, are higher expenses stemming from L&D Insurance basically due to minor financial revenues due to lower interest rates and higher administrative expenses linked to the externalization of processes associated to the technical and operational support given to the AFC.

•	The Administrative Personnel Remuneration reached Ch$4,296.1 million, implying a significant decrease of Ch$1,967.5 million or 31.4% regarding the figure recorded in 4Q01. Although, it is important to highlight that the above includes higher expenses for Ch$103.8 million of AFP Genesis consolidation, meaning that in local terms, expenses decreased in Ch$2,071.3 million or 33.3%.

Such favorable evolution is basically backed up in savings recorded in severance payments for Ch$1,511.3 million, stemming from extraordinary retirement and pre-retirement schemes implemented at the end of 2001. The latter, implied a reduction of administrative staff, and therefore, the capitalization of this effect is reflected in lower wages and other benefits paid to the personnel by Ch$518.0 million. In fact, in figures, the average administrative personnel decreased in regard to 4Q01 in 6.6% from 1,203 to 1,123 employees.

•	Sales Personnel Remuneration reached Ch$2,133.3 million in 4Q02, implying a higher expense for Ch$117.2 million (5.8%), which adjusted by higher expenses stemming from AFP Genesis for Ch$35.3 million, achieved Ch$81.9 million (4.1%). The above, like in 3Q02, was due to the consideration Multiple funds star up encouraged competitiveness in voluntary pension savings, therefore, a temporal commercial aggressiveness was adopted compared to previous periods. This implied higher payments of variable incentives, basically prizes for Ch$160.5 million, partially offset by lower severance payments originated by minor adjustments in sales staff in 4Q02.

Regarding to sales staff, the average number of sales agents diminished from 689 in 4Q01 to 661 in 4Q02, representing a drop of 4.1%.

•	The Life and Disability (L&D) Insurance cost reached Ch$7,699.8 million in 4Q02, representing an increase of Ch$320.6 million or 4.3% over the figure registered in 4Q01. Such deviation is backed up in lower financial revenues as a consequence of drops in interest rates that are discounted from expenses considering that they stem from the current contract.

•	Other Operating Expenses reached Ch$3,405.8 million in 4Q02, representing an increment of 12.4% or Ch$375.2 million. Of this deviation, Ch$178.6 million stemmed from higher expenses from AFP Genesis in terms of administration, depreciation and marketing costs. If these effects are isolated, Provida recorded in local terms higher expenses for 6.5% or Ch$196.6 million. Therefore, in relation to Provida’s local operation, the main component of this higher expense corresponds to Ch$172.3 million as administrative expenses originated by rendering of technical support to AFC, which were more than offset by revenues recorded in 2002 for rendering such services.

•	As a consequence of savings obtained in expenses and despite the weak performance of mandatory investments, Operating Income increased 2.7% or Ch$191.5 million in 4Q02 compared to the same period a year earlier, totaling Ch$7,392.1 million. On the other hand, the core business result, defined as the difference between fee income and operating expenses, recorded an outstanding increase of 22.4% or Ch$1,086.7 million in absolute terms, from Ch$4,847.6 million in 4Q01 to Ch$5,934.3 million in 4Q02 mainly because lower operating expenses explained previously.

•	Other Income (Expenses) decreased Ch$2,237.8 million from a gain of Ch$1,589.5 million in 4Q01 to a loss of Ch$648.3 million in 4Q02. Although, it should be mentioned that results from 4Q01 are affected by the extraordinary and positive effect originated by Provida Internacional dollarization, amounting to a total of Ch$1,200.0 million, as far as isolating this impact, 4Q02 loss would be higher in Ch$1,037.7 million to the figure registered in 4Q01. The latter and in spite the better financial performance of the Company, is the result of lower results registered in affiliated companies, basically in AFPC Porvenir, Colombia and star up losses of local affiliated companies, as well as losses in price level restatement originated by a higher relative inflation applied over the passive exposure of Provida (1.63% in 4Q02 versus 0.86% 4Q01).

•	The Results in Affiliated Companies diminished from Ch$2,585.8 million in 4Q01 to Ch$2,080.5 million in 4Q02. This decrease of Ch$505.4 million (19.5%) was originated, despite higher profits in both AFORE Bancomer (Mexico) and AFP Horizonte Peru totaled Ch$446.2 million, mainly because of lower earnings in AFPC Porvenir (Colombia) of Ch$325.2 million stemmed from the depreciation of local currency in comparison to US dollar and minor income from AFP Crecer El Salvador due to tax effects. Adding the above, local affiliated companies, PreviRed.com and AFC, negatively contributed with Ch$361.9 million because they are still in the start up process.

			4Q 2002	4Q 2001	Change	% Change

Company		Country	(Million of constant Chilean pesos at December 31, 2002, except percentages)
Horizonte		Peru	506.7	304.3	202.4	66.5%
Porvenir		Colombia	241.6	566.8	(325.2)	-57.4%
Bancomer		Mexico	1,428.4	1,184.6	243.8	20.6%
Crecer		El Salvador	203.4	456.5	(253.1)	-55.4%
DCV		Chile	10.3	21.7	(11.4)	-52.4%
PreviRed.com		Chile	(145.5)	51.9	(197.4)	-380.4%
AFC		Chile	(164.5)	-	(164.5)	n.a.

	TOTAL		2,080.5	2,585.8	(505.4)	-19.5%
n.a.: Not Applicable

•	The good financial performance of the Company is reflected in lower Interest Expenses for Ch$354.9 million or 60.4%. Such evolution is explained by long term debt amortization in 2002 according to established payment plan and lower TAB interest rate applied to these credits.

•	Regarding Income Taxes during the period, it was recognized a tax credit of Ch$97.4 million, representing a positive variation of Ch$744.7 million regarding to the expense recorded in 4Q01. The latter is backed up in tax credits stemming from dividends paid by affiliated companies abroad and in the reviewing measures over the tax base carried out in the period.

•	The Chilean peso-dollar Exchange Rate registered an appreciation of 4.0% in 4Q02, figure lower than the 5.8% recorded in 4Q01.

CONSOLIDATED INCOME STATEMENT

	4Q 2002	4Q 2001	Change	% Change
	(Million of constant Chilean pesos at December 31, 2002, except percentages)
OPERATING REVENUES
Fee income	23,469.3	23,537.1	(67.8)	-0.3%
Gains on mandatory investments	705.0	1,756.5	(1,051.5)	-59.9%
Rebates on L&D insurance	128.8	202.3	(73.4)	-36.3%
Other operating revenues	624.0	394.2	229.7	58.3%

Total Operating Revenues	24,927.1	25,890.0	(963.0)	-3.7%

OPERATING EXPENSES
Administr. personnel remunerations	(4,296.1)	(6,263.6)	1,967.5	-31.4%
Sales personnel remunerations	(2,133.3)	(2,016.1)	(117.2)	5.8%
L&D insurance	(7,699.8)	(7,379.2)	(320.6)	4.3%
Other operating expenses	(3,405.8)	(3,030.6)	(375.2)	12.4%

Total Operating Expenses	(17,535.0)	(18,689.5)	1,154.5	-6.2%

OPERATING INCOME	7,392.1	7,200.6	191.5	2.7%

OTHER INCOME (EXPENSES)
Gains on investments	(172.8)	(237.2)	64.4	-27.1%
Profit (loss) in affil. companies	2,080.5	2,585.8	(505.4)	-19.5%
Amortization of goodwill	(1,215.5)	(3,588.2)	2,372.7	-66.1%
Interest expense	(232.7)	(587.5)	354.9	-60.4%
Other income net	101.5	2,051.7	(1,950.2)	95.1%
Price level restatement	(1,209.3)	1,364.9	(2,574.2)	-188.6%

Total Other Income (Expenses)	(648.3)	1,589.5	(2,237.8)	-140.8%

INCOME BEFORE TAXES	6,743.8	8,790.1	(2,046.3)	-23.3%

INCOME TAXES (*)	97.4	(647.3)	744.7	-115.0%

NET INCOME	6,841.2	8,142.7	(1,301.5)	-16.0%

(*) Extraordinary Items in 2001 were included in Income Taxes considering that they corresponded to a reverse of deferred taxes. In 2001 they were registered as Extraordinary Items according to instructions stemmed by the Superintendence of AFPs.